UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                           THE MIDDLEBY CORPORATION
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                   596278101
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                                (CUSIP Number)

                              Thomas C. Danziger
                              Danziger & Danziger
                                405 Park Avenue
                           New York, New York 10022
                           Telephone: (212) 754-7000

                                   Copy to:
                             Timothy J. FitzGerald
                           The Middleby Corporation
                            1400 Toastmaster Drive
                             Elgin, Illinois 60120
                           Telephone: (847) 741-3300

                               December 23, 2004
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   596278101                    13D              Page  2  of  5 Pages

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              WILLIAM F. WHITMAN, JR.
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                       (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              N/A
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           0
 OWNED BY                      ------------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                        ------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                               ------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       0
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                               |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

CUSIP No.   596278101                     13D             Page  3  of  5 Pages

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              BARBARA K. WHITMAN
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                        (b) |_|
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     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           0
 OWNED BY                       -----------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                         -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
-------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                             |_|

-------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              IN
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



CUSIP No.   596278101                  13D                Page  4  of  5 Pages

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              BARBARA K. WHITMAN, TRUSTEE UNDER TRUST AGREEMENTS DATED
              DECEMBER 21, 2003 FOR THE BENEFIT OF LAURA B. WHITMAN,
              WILLIAM F. WHITMAN III AND BARBARA K. WHITMAN
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                       (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           718,500
 OWNED BY                       -----------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                         -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       718,500
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              718,500
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              IN
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


CUSIP No.   596278101                    13D             Page  5  of  5 Pages

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              WILLIAM F. WHITMAN, JR. AND BARBARA K. WHITMAN AS TRUSTEES UNDER
              THE WILLIAM F. WHITMAN, JR. AND BARBARA K. WHITMAN CHARITABLE
              REMAINDER TRUST AGREEMENT, DATED AUGUST 3, 2004
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           100,000
 OWNED BY                       -----------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                         -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       100,000
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              100,000
-------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                            |_|

-------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.3%
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

Introduction

         This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends the
Schedule 13D originally filed with the Securities and Exchange Commission (the "Original Schedule 13D"), as amended, by William F. Whitman, Jr. ("Mr. Whitman"), Barbara K. Whitman ("Mrs. Whitman"), Mrs. Whitman as sole trustee ("Family Trustee") under the trust agreements dated December 21, 2003 for the benefit of Laura B. Whitman, William F. Whitman, III and Barbara K. Whitman (the "Family Trusts") and Mr. Whitman and Mrs. Whitman as trustees ("CRT Trustees") under the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust Agreement, dated August 3, 2004 (the "CRT," and together with Mr. Whitman, Mrs. Whitman, Family Trustee, the Family Trusts and the CRT Trustees, the "Reporting Persons").

Item 4.  Purpose of Transaction.

         The second paragraph of Item 4 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

         On December 23, 2004, the Reporting Persons entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") by and among the Company, the Reporting Persons and the other stockholders party thereto. The Stock Repurchase Agreement contains provisions regarding, among other things, the acquisition, registration, disposition and voting of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company as well as certain provisions regarding the composition of the Company's board of directors. In connection with the Stock Repurchase Agreement, Mr. Whitman, Laura B. Whitman and W. Fifield Whitman III resigned from their positions as members of the Board. The Reporting Persons intend to sell some or all of their remaining shares of Common Stock in an underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"). Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

         (a) and (b) As of the date hereof, Mr. Whitman and Mrs. Whitman, as individuals, do not beneficially own any shares of Common Stock and do not have sole or shared power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock.

         Family Trustee, in her capacity as trustee of the Family Trusts, beneficially owns and has the sole power to vote or direct the vote or to dispose or direct the disposition of 718,500 shares of Common Stock held by the Family Trusts, which represents approximately 9.7% of the outstanding shares of Common Stock. Family Trustee, as trustee of the Family Trusts, does not beneficially own or have shared power to vote or direct the vote or to dispose or direct the disposition of any other shares of Common Stock.

         The CRT Trustees, in their capacity as trustees of the CRT, beneficially own and have the sole power to vote or direct the vote or to dispose or direct the disposition of 100,000 shares of Common Stock held by the CRT, which represents approximately 1.3% of the outstanding shares of Common Stock. The CRT Trustees, as trustees of the CRT, do not beneficially own or have shared power to vote or direct the vote or to dispose or direct the disposition of any other shares of Common Stock.

         (c) On December 23, 2004, Mr. Whitman and Mrs. Whitman sold all of 1,738,974 shares of Common Stock held for their benefit under the Whitman Irrevocable Trust and Mr. Whitman sold all of his 250,000 options to purchase Common Stock, which constituted each of Mr. Whitman's and Mrs. Whitman's entire beneficial ownership interest in the Company as individuals, to the Company for $42.00 per share of Common Stock and $42.00 less the exercise price for each option to purchase Common Stock. Mr. Whitman as President of the W. F. Whitman Family Foundation, Inc. (the "Foundation"), sold all of the Foundation's 60,000 shares of Common Stock, which constituted the Foundation's entire beneficial interest in the Company, to the Company for $42.00 per share. Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Stock within the 60-day period prior to the filing of this Schedule 13D.

         (d) The Family Trusts have the right to receive any dividends from, or proceeds from, the sale of shares of Common Stock held by them.

         (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

         The information set forth in Item 4 of this Amendment No. 9 is hereby incorporated by reference.

         Pursuant to the terms of the Stock Repurchase Agreement, the Company has agreed to file a registration statement under the Securities Act with respect to the sale of some or all of the shares of Common Stock held by the Reporting Persons in an underwritten public offering. In the event that the Reporting Persons decide not to proceed with this underwritten public offering, the Reporting Persons have the right, subject to certain conditions, to require the Company to register their shares of Common Stock for sale in the public markets on up to two additional occasions.

         The Reporting Persons have agreed to certain restrictions on their ability to sell their shares of Common Stock in private transactions and to make additional purchases of Common Stock. They have also agreed to certain restrictions with respect to their ability to vote their shares of Common Stock.

         References to, and descriptions of, the Stock Repurchase Agreement in this Item 6 are qualified in their entirety by reference to the copy of the Stock Repurchase Agreement which is filed as Exhibit 1 to this Amendment No. 9 and which are incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits.

    Exhibit No.     Description
    -----------     -----------

         1 Stock Repurchase Agreement, dated as of December 23, 2004, by and among The Middleby Corporation, William F. Whitman, Jr., Barbara K. Whitman , W. Fifield Whitman III, Laura B. Whitman, the Barbara K. Whitman Irrevocable Trust, the William F. Whitman, Jr. Irrevocable Trust, the Trust dated December 21, 2003 F/B/O Barbara K. Whitman, the Trust dated December 21, 2003 F/B/O Laura B. Whitman, the Trust dated December 21, 2003 F/B/O William Fifield Whitman III, the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust and the W. F. Whitman Family Foundation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of The Middleby Corporation filed on December 28, 2004

         2          Power of Attorney, dated January 5, 2005, for William F.
                    Whitman, Jr.

         3          Power of Attorney, dated January 5, 2005, for Barbara K.
                    Whitman

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2005


                                        /s/ Martin M. Lindsay
                                        ---------------------------------
                                        Martin M. Lindsay, by Power of Attorney
                                        for William F. Whitman, Jr.,
                                        individually and as joint trustee
                                        under the William F. Whitman, Jr. and
                                        Barbara K. Whitman Charitable Reminder
                                        Trust Agreement, dated August 3, 2003


                                        /s/ Martin M. Lindsay
                                        ------------------------------------
                                        Martin M. Lindsay, by Power of Attorney
                                        for Barbara K. Whitman, individually,
                                        as sole trustee under Trust Agreements,
                                        dated December 21, 2003, for the
                                        benefit of Laura B. Whitman, William
                                        F. Whitman III and Barbara K. Whitman
                                        and as joint trustee under the William
                                        F. Whitman, Jr. and Barbara K. Whitman
                                        Charitable Reminder Trust Agreement,
                                        dated August 3, 2003

                                 Exhibit Index

    Exhibit No.     Description
    -----------     -----------

         1 Stock Repurchase Agreement, dated as of December 23, 2004, by and among The Middleby Corporation, William F. Whitman, Jr., Barbara K. Whitman , W. Fifield Whitman III, Laura B. Whitman, the Barbara K. Whitman Irrevocable Trust, the William F. Whitman, Jr. Irrevocable Trust, the Trust dated December 21, 2003 F/B/O Barbara K. Whitman, the Trust dated December 21, 2003 F/B/O Laura B. Whitman, the Trust dated December 21, 2003 F/B/O William Fifield Whitman III, the William F. Whitman, Jr. and Barbara K. Whitman Charitable Remainder Trust and the W. F. Whitman Family Foundation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of The Middleby Corporation filed on December 28, 2004

         2          Power of Attorney, dated January 5, 2005, for William F.
                    Whitman, Jr.

         3          Power of Attorney, dated January 5, 2005, for Barbara K.
                    Whitman